Cover page Exhibit 99.2

Highlights Improved profitability despite revenue headwinds Reduced costs in 2017, but more work to do Maintained high levels of liquidity and CET1 capital, supported by capital raise Highlights Progress in executing on business strategies and technology initiatives Success in resolving legacy litigation matters and continued investments in controls Making tangible progress on strategic plan amid regulatory challenges

Note: Figures may not sum due to rounding differences Post-tax return on average tangible shareholders' equity Figures as of period end Group financial summary € bn, unless stated otherwise Group financial summary   Q4 2017 Q4 2016 Q4 2017 vs. Q4 2016 FY 2017 FY 2016 FY 2017 vs. FY 2016 Profit & Loss Net revenues 5.7 7.1 (19)% 26.4 30.0 (12)%   Provision for credit losses (0.1) (0.5) (74)% (0.5) (1.4) (62)%   Noninterest expenses (6.9) (9.0) (23)% (24.6) (29.4) (16)% of which : Adjusted costs (6.3) (6.2) 3% (23.8) (24.7) (4)%   Income before income taxes (1.3) (2.4) n.m. 1.3 (0.8) n.m.   Net income / loss (2.2) (1.9) n.m. (0.5) (1.4) n.m.             Metrics   RoTE (1) (15.5)% (14.6)% (0.9)ppt (0.9)% (2.7)% 1.8 ppt   Cost / income ratio 121% 127% (6)ppt 93% 98% (5)ppt   Q4 2017 Q4 2016 Q4 2017 vs. Q4 2016 Q3 2017 Q4 2017 vs. Q3 2017 Resources (2) Tangible book value per share (in €) 26.05 32.42 (20)% 27.18 (4)%   CET1 ratio (CRR/CRD4, fully loaded) 14.0% 11.8% 2.2 ppt 13.8% 0.2 ppt   Leverage ratio (fully loaded) 3.8% 3.5% 0.3 ppt 3.8% 0.0ppt

Revenue drivers

Revenues excluding noted items in € bn, unless stated otherwise

	FY 2017	YoY Δ		YoY drivers
CIB[(1)]	14.6	(2.2)	(13)%	Higher funding costs, low volumes and volatility in trading and GTB perimeter adjustments
PCB[(2)]	10.3	0.0	0%	Revenues flat. Impact of low interest rates largely mitigated
Deutsche AM[(3)]	2.5	0.1	2%	Improvement in management fees partly offset by a decline in performance and transaction fees and non-recurring items primarily reflecting disposal activity
NCOU	-	0.4	100%	Absence of losses in the NCOU after the successful wind-down and transfer of residual assets into operating business
C&A[(4)]	(0.1)	0.4	78%	Delta driven by Valuation & Timing differences
Revenues[(5)]	**27.3**	**(1.3)**	**(5)%**	

Note: Figures may not sum due to rounding differences

(1) Excludes € (348)m DVA in FY 2017 and € 27m DVA in FY 2016. Reported CIB revenues of € 14.2bn in FY 2017 and € 16.8bn in FY 2016

(2) Excludes € (137)m disposal impacts in FY 2017 and € 779m disposal impacts in FY 2016 (Hua Xia Bank , Private Client Services, PCC Poland). Reported PCB revenues of € 10.2bn in FY 2017 and € 11.1bn in FY 2016

(3) Excludes € 537m Abbey Life revenues in FY 2016. Reported Deutsche AM revenues of € 3.0 bn in FY 2016

(4) Excludes € (2)m Currency translation adjustments (CTA) realisation and € 25m impact from own credit spreads in FY 2016 and € (213)m CTA realisation / loss on sale and € (164)m impact from own credit spread in FY 2017. Reported C&A revenues of € (0.5)bn in FY 2017 and € (0.5)bn in FY 2016

(5) Revenues excluding DVA in CIB, disposal impacts from Hua Xia Bank, Private Client Services and PCC Poland in PCB, Abbey Life revenues in Deutsche AM, and CTA realisation / Loss on sale and impact from own credit spread in C&A. Reported Group revenues of € 26.4bn in FY 2017 and € 30.0bn in FY 2016

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2 February 2018
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Q4 2016 Q4 2016 ex FX(3) (19)% / € (1.7) Adjusted costs(2) Restructuring and severance Q3 2017 (1) Impairments / Policyholder benefits and claims Q4 2017 0.0 0.1 0.1 0.0 0.1 0.4 (14)% € (4.1) FY 2017 FY 2016 ex FX(3) FY 2016 0.0 0.1 Noninterest expenses € bn, unless stated otherwise Noninterest expenses Note: Figures may not sum due to rounding differences Includes € 31m release of provisions for loan processing fees in Q4 2016 / FY2016 Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims To exclude the FX effects the prior year figures were recalculated using the corresponding current year's monthly FX rates 0.2

Adjusted costs(1)

€ m, unless stated otherwise

	Q4 2017	Q4 2016 ex FX(2)	YoY	FY 2017	FY 2016 ex FX(2)	YoY
Compensation and benefits(3)	3,286	2,676	23%	12,069	11,503	5%
IT costs	999	997	0%	3,798	3,780	0%
Professional service fees	509	645	(21)%	1,769	2,237	(21)%
Occupancy	504	569	(11)%	1,849	1,949	(5)%
Bank levy(4)	71	51	39%	837	773	8%
Other	971	1,054	(8)%	3,508	4,057	(14)%
Adjusted costs	**6,340**	**5,991**	**6%**	**23,829**	**24,299**	**(2)%**
Headcount(5)	97,535	99,744	(2)%	97,535	99,744	(2)%

Key facts Q4 2017 vs Q4 2016 FX

- Compensation and benefits reflect return to a normalized variable compensation framework for 2017
- IT costs flat with increased depreciation for self developed software offset by lower spend for external IT support
- Professional service fees down 21% driven by lower legal fees and reduced cost for external advice
- Occupancy cost down 11% mainly due to one-time items in Q4 2016
- Other costs were down 8% mainly due to the wind-down of NCOU in 2016
- Headcount reduced by ~2,200 over the past twelve months

Note: Figures may not sum due to rounding differences
(1) Total noninterest expense excluding restructuring and severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims
(2) To exclude the FX effects the prior year figures were recalculated using the corresponding current year's monthly FX rates. Q4 2016 adjusted costs without exclusion of FX effects were € 6,181m; FY 2016 adjusted costs without exclusion of FX effects were € 24,734m
(3) Does not include severance (Q4 2017: € 31m; Q4 2016 ex FX: € 64m; FY 2017: 123m; FY 2016 ex FX: 194m)
(4) Includes deposit protection guarantee schemes (Q4 2017: € 60m; Q4 2016 ex FX: € 35m; FY 2017: 241m; FY 2016 ex FX: 224m)
(5) Internal full time equivalents at period end

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Q4 & FY 2017 results
2 February 2018
6

Common Equity Tier 1 capital and risk-weighted assets

CRD4, fully loaded, unless stated otherwise

30 Sep 2017		31 Dec 2017
13.8%	CET1 ratio, fully loaded	14.0%
14.6%	CET1 ratio, phase-in	14.8%

CET1, € bn


49.1
(0.2)
(2.2)
1.7
0.2
(0.2)
48.4
30 Sep 2017
FX effect
Net income
Reversal of unrecogn. 9M17 profits
Equity comp
Other(1)
31 Dec 2017

RWA, € bn


355
(1)
(9)
(1)
(1)
2
344
30 Sep 2017
FX effect
CIB
PCB
DeAM
C&A
31 Dec 2017

- Q4 2017 CET1 capital down by € (0.6)bn on a FX neutral basis to € 48.4bn
  - € (2.2)bn net loss in the quarter, including € (1.4)bn DTA re-measurement resulting from the U.S. tax reform
  - Partially offset by reversal of € 1.7bn 9M 2017 interim profits not recognized in CET1 capital as per 30 Sep 2017 based on CRR/ECB guidance
- RWA down by € (11)bn compared to 30 Sep 2017, incl. € (1)bn FX
  - Operational Risk RWA reduction of € (8)bn across all segments driven by lower internal and external loss profiles
  - Further € (5)bn market risk RWA reduction in CIB from lower average VaR/SVaR broadly offset by € 4bn growth in loans and secured financing
- Based on updated ECB guidance, CET1 capital does not yet reflect an accrual for AT1 coupon expected to be paid in 2018 in respect to 2017 nor any dividend accrual

Note: Figures may not sum due to rounding differences

(1) Including € (0.2)bn higher deductions from intangible assets, € (0.2)bn re-measurement losses from pension plans, € (0.2)bn own credit adjustment and € (0.1)bn higher deduction from expected loss shortfall, partially offset by € 0.5bn lower deductions from deferred taxes from tax loss carry forwards (including the impact of the U.S. tax reform)

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Q4 & FY 2017 results
2 February 2018
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Leverage CRD4, fully loaded, unless stated otherwise Leverage exposure, € bn Cash(1) Leverage ratio, phase-in Leverage ratio, fully loaded 4.1% 3.8% 3.8% 4.2% Leverage Leverage exposure down € 25bn incl. € (11)bn FX benefit. The FX neutral exposure decrease is € 15bn Volume growth in loans € 7bn, off-B/S € 3bn and non-derivative trading assets € 2bn Increase in group cash € 25bn is a result of net increase in secured funding and client deposits Seasonally lower pending settlements € (46)bn 30 Sep 2017 31 Dec 2017 QoQ CIB 1,050 1,030 (20) PCB 342 344 2 DeAM 3 3 (0) C&A 25 18 (7) Total 1,420 1,395 (25) (2) Note:Figures may not sum due to rounding differences Cash and deposits of € 234bn as of 31 Dec 2017 Pending settlements of € 20bn as of 31 Dec 2017

Segment results Segment results

Corporate & Investment Bank (CIB)

€ m, unless stated otherwise

Income before income taxes



709
460
969
(433)
706
543
361
(733)
1,705
877

	2016 Q1	2016 Q2	2016 Q3	2016 Q4	2017 Q1	2017 Q2	2017 Q3	2017 Q4	FY 2016	FY 2017
DVA	202	(11)	47	(212)	(219)	(104)	(7)	(19)	27	(348)
Restructuring and severance	(186)	(109)	(66)	(31)	(61)	(79)	(10)	(1)	(391)	(152)
Litigation	68	(141)	(342)	(192)	27	78	(93)	(56)	(608)	(44)
Impairment of goodwill and other intangible assets	-	(285)	-	-	-	(6)	-	-	(285)	(6)

Note: Figures may not sum due to rounding differences
(1) Fully loaded, in € bn
(2) Post-tax return on average allocated tangible shareholders' equity

Financial overview

	Q4 2017	Q4 2016	YoY	**FY 2017**	FY 2016	YoY
Net revenues	**2,732**	3,270	(16)%	**14,226**	16,763	(15)%
Prov. for credit losses	**(7)**	(303)	(98)%	**(213)**	(816)	(74)%
Noninterest expenses	**(3,457)**	(3,398)	2%	**(13,110)**	(14,193)	(8)%
Adjusted costs	**(3,400)**	(3,175)	7%	**(12,908)**	(12,909)	(0)%
IBIT	**(733)**	(433)	69%	**877**	1,705	(49)%
RWA (1)	**232**	238	(3)%	**232**	238	(3)%
CIR	**127%**	104%	23 ppt	**92%**	85%	7 ppt
RoTE (2)	**(4.6)%**	(3.0)%	(2)ppt	**1.4%**	3.0%	(2)ppt

- FY 2017 IBIT of € 0.9bn was 49% below prior year. Revenues decreased 15% YoY, partially offset by lower noninterest expenses and lower provision for credit losses
- Q4 2017 revenues were down 16% YoY, driven by low volatility and low levels of client activity in key businesses
- Provisions for credit losses in Q4 2017 were down 98% YoY due to broad based stable credit supported by single name releases, including favourable performance in the shipping segment
- Q4 2017 noninterest expenses increased 2% YoY due to higher variable compensation offset by reduced litigation costs. Adjusted costs were up 7% YoY driven by higher variable compensation that more than offset declines in non-compensation expense
- RWA decreased 3% YoY reflecting FX movements, partially offset by the impact of NCOU asset transfers and higher operational risk RWA

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2 February 2018

10

Global Transaction Banking CIB business unit revenues and YoY drivers € m, unless stated otherwise Revenues Q4 2017 YoY revenue drivers Origination & Advisory 2016 2017 2016 2017 CIB business unit revenues and YoY drivers Note: Figures may not sum due to rounding differences Cash management revenues were slightly lower reflecting the impact of client, country and product exits in 2016, in addition to adverse FX movements, largely offset by the benefit from rate increases in the U.S. Trade revenues were lower primarily due to continued margin pressure Trust, Agency and Securities Services revenues were slightly lower driven by adverse FX movements. Adjusting for this, performance was essentially flat Debt Origination revenues were higher, mainly driven by increased market volumes across high yield and good performance in investment grade Equity Origination revenues were significantly lower, despite higher market volumes, mainly driven by weakness in certain sectors in the U.S. Advisory revenues were slightly higher versus a strong Q4 2016, driven by a robust market and strong deal participation

Revenues Q4 2017 YoY revenue drivers Financing FIC S&T Equity S&T 2016 2017 2016 2017 CIB business unit revenues and YoY drivers (cont’d) Note: Figures may not sum due to rounding differences CIB business unit revenues and YoY drivers (cont’d) € m, unless stated otherwise Lower revenues from asset based financing as the prior year benefitted from very strong deal closures Investment grade lending revenues were significantly lower due to gains on hedges in the prior year and higher funding charges Credit revenues were essentially flat Rates revenues were significantly higher with strong performance in Europe compared to a challenging prior year quarter FX revenues were significantly lower driven by lower volatility compared to a more favourable trading environment in Q4 2016 Emerging Markets revenues were significantly lower due to subdued client flow and specific developments in Venezuela, South Africa and Turkey FX and Rates revenues in Asia Pacific were significantly lower driven by low volatility and subdued client flow Prime Finance revenues were slightly higher reflecting higher client balances and higher margins although volumes remain subdued Cash Equity revenues were lower mainly driven by lower market volumes in Europe and the Americas Equity Derivatives revenues were significantly lower driven by trading underperformance

Private & Commercial Bank (PCB)

€ m, unless stated otherwise

Income before income taxes



185
367
187
700
399
310
332
(659)
1,439
382
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY
FY
2016
2017
2016
2017

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2016	FY 2017
Restructuring and severance	(71)	(70)	15	(78)	37	(9)	3	(429)	(204)	(399)
Litigation(3)	(8)	(55)	4	3	3	(48)	(11)	3	(56)	(53)
Impairment of goodwill and other intangible assets	-	-	-	-	-	-	-	(12)	-	(12)
Disposal impacts: Revenues (4)	(75)	53	61	740	18	2	-	(157)	779	(137)
Disposal impacts: IBIT (4)	(125)	(2)	(4)	738	18	2	-	(182)	606	(162)

Note: Figures may not sum due to rounding differences
(1) in € bn (2) Post-tax return on average allocated tangible shareholders' equity
(3) Includes € 31m release of provisions for loan processing fees in Q4 2016 / FY 2016
(4) Includes Hua Xia Bank (valuation/disposal impacts), Private Client Services (disposal/deconsolidation impacts and exit-related costs), PCC Poland (valuation impact and exit-related costs)

Financial overview

	Q4 2017	Q4 2016	YoY	**FY 2017**	FY 2016	YoY
Net revenues	**2,313**	3,205	(28)%	**10,178**	11,090	(8)%
Prov. for credit losses	**(123)**	(158)	(22)%	**(313)**	(439)	(29)%
Noninterest expenses	**(2,861)**	(2,347)	22%	**(9,495)**	(9,212)	3%
Adjusted costs	**(2,424)**	(2,272)	7%	**(9,032)**	(8,951)	1%
IBIT	**(659)**	700	n.m.	**382**	1,439	(73)%
Assets under Management (1)	**506**	501	1%	**506**	501	1%
CIR	**124%**	73%	50 ppt	**93%**	83%	10 ppt
RoTE (2)	**(13.8)%**	13.7%	(28)ppt	**2.0%**	7.2%	(5)ppt

- FY 2017 revenues down 8% and essentially flat excluding the impact of business disposals. Impact of low interest rates largely mitigated
- FY 2017 noninterest expenses increased mainly due to higher restructuring charges. Higher variable compensation and ongoing investment spending offset realized cost saves
- Q4 2017 impacted by loss recognition from agreement to partially sell the Polish retail business; prior year period included a gain from Hua Xia Bank sale. Excluding these items, revenues essentially flat with lower deposit revenues mitigated by higher loan and investment revenues
- Q4 2017 credit loss provisions down 22% reflecting good portfolio quality and selective loan sales in a benign credit environment
- Q4 2017 noninterest expenses up 22% including restructuring charges. Adjusted costs increase reflected incremental investment spend and higher variable compensation, partially offset by realized cost savings
- FTE reduced by ~1,600 to ~43,500 at year end 2017

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PCB business unit revenues and YoY drivers

€ m, unless stated otherwise

Revenues(1)

Private & Commercial Clients (PCC)



1,365
1,367
1,265
1,229
(14)%
1,299
1,307
1,348
1,059
5,225
5,013
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY
FY

Postbank



861
903
779
824
(3)%
771
726
824
802
3,366
3,124
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY
FY

Wealth Management



498
490
497
396
14%
634
526
429
452
1,880
2,041
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY
FY
2016
2017
2016
2017

Note: Figures may not sum due to rounding differences

(1) Excludes revenues from Hua Xia Bank: Q1 2016 € (124)m, Q2 2016 € 6m, Q3 2016 € (20)m, Q4 2016 € 756m and FY 2016 € 618m

Q4 2017 YoY revenue drivers

- Q4 2017 revenues down 14% mainly due to the negative impact of € 157m from the announced partial sale of the Polish retail business
- Excluding this item, revenues essentially flat versus Q4 2016
- Impact from the continued low interest rate environment offset by higher fee income from investment products and by improved loan revenues

- Q4 2017 revenues down 3% versus Q4 2016 mainly resulting from lower one-off gains
- Excluding these gains, revenues slightly higher: increase in fee income from current account products and higher loan revenues offset the impact from the low interest rate environment on deposit revenues

- Q4 2017 revenues up 14% driven by positive impacts from asset sales and the continued workout of legacy positions in Sal. Oppenheim
- Excluding these items, revenues slightly lower mainly reflecting the impact of FX translation
- Revenues demonstrated continued good growth momentum in Germany and Asia Pacific, mitigating revenue impacts from selective loan sales in the U.S.

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2 February 2018

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Deutsche Asset Management

€ m, unless stated otherwise

Income before income taxes



161
170
215
(753)
181
234
195
115
(206)
725
Q1 Q2 Q3 Q4
2016
Q1 Q2 Q3 Q4
2017
FY FY
2016 2017

	2016 Q1	2016 Q2	2016 Q3	2016 Q4	2017 Q1	2017 Q2	2017 Q3	2017 Q4	FY 2016	FY 2017
Restructuring and severance	(23)	(34)	(9)	(2)	(4)	(4)	-	(10)	(69)	(18)
Impairment of goodwill and other intangible assets	-	-	-	(1,021)	-	-	-	(3)	(1,021)	(3)
Abbey Life revenues	57	99	215	166	1	-	-	-	537	-
Abbey Life IBIT	(3)	-	28	(962)	1	(1)	(1)	-	(937)	(1)

Note: Figures may not sum to rounding differences
(1) in € bn
(2) Post-tax return on average allocated tangible shareholders' equity
(3) Impairment of goodwill and other intangible assets related to the sale of Abbey Life

Financial overview

	Q4 2017	Q4 2016	YoY	**FY 2017**	FY 2016	YoY
Net revenues	**621**	799	(22)%	**2,532**	3,015	(16)%
Noninterest expenses	**(506)**	(1,551)	(67)%	**(1,806)**	(3,220)	(44)%
Adjusted costs	**(489)**	(441)	11%	**(1,780)**	(1,757)	1%
IBIT	**115**	(753)	n.m.	**725**	(206)	n.m.
Assets under Management [1]	**702**	706	(1)%	**702**	706	(1)%
Net flows [1]	**1**	(13)	n.m.	**16**	(41)	n.m.
CIR	**81%**	194%	(113)ppt	**71%**	107%	(35)ppt
RoTE [2]	**30.5%**	n.m.	n.m.	**54.7%**	n.m.	n.m.

- FY and Q4 2017 IBIT significantly up YoY on the back of € 1bn of impairments[3] related to the sale of Abbey Life in Q4 2016
- FY 2017 revenues ex Abbey Life up 2% driven by higher management fees partly offset by a decline in performance and transaction fees and lower revenues versus prior period due to disposals. FY 2017 IBIT ex Abbey Life was flat YoY
- FY 2017 net inflows of € 16bn led by Europe ETF, multi-asset and liquidity product inflows, partly offset by insurance asset outflows
- Q4 2017 revenues ex Abbey Life down 2% YoY due to lower performance fees, partly offset by the impact from disposals and negative fair value of guaranteed products, both in the prior year
- Q4 2017 noninterest expenses ex Abbey Life higher YoY due to higher compensation cost, the absence of a prior year reversal of a specific cost item and current year Deutsche AM separation costs

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Q4 & FY 2017 results
2 February 2018
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Consolidation & Adjustments (C&A)

€ m, unless stated otherwise

Income before income taxes



57
42
(215)
(425)
(407)
(265)
44
(67)
(541)
(695)
Q1 Q2 Q3 Q4
2016
Q1 Q2 Q3 Q4
2017
FY FY
2016 2017

Litigation

(5)	72	-	(49)	-	(4)	(34)	(74)	18	(112)

Financial overview

	Q4 2017	Q4 2016	YoY	**FY 2017**	FY 2016	YoY
IBIT	**(67)**	(425)	(84)%	**(695)**	(541)	28%
of which :						
V&T differences[1]	**51**	(342)	n.m.	**49**	(253)	n.m.
CTA realisation[2] / loss on sale	**(32)**	(0)	n.m.	**(213)**	(2)	n.m.
Funding and liquidity	**3**	(48)	n.m.	**(114)**	(42)	170%
Litigation	**(74)**	(49)	49%	**(112)**	18	n.m.
Remaining	**(16)**	15	n.m.	**(305)**	(263)	16%

- FY 2017 V&T differences include gains on timing differences relating to accounting mismatches which more than offset losses on own credit
- CTA[2] realisation primarily driven by the disposal of subsidiaries in Argentina and Uruguay
- Funding and liquidity represents the residual after allocation of treasury funding costs to the businesses
- Remaining comprises a number of items including the offset from the taxable equivalent gross-up on municipal bond holdings in CIB. FY 2016 benefitted from a € 73m insurance recovery

Note: Figures may not sum due to rounding differences

(1) Valuation and Timing (V&T) reflects the mismatch in revenue from instruments accounted on a non mark-to-market basis under IFRS that are economically hedged with derivatives that are accounted for on a mark-to-market basis. In addition, it includes own credit risk related valuation effects of the group's own debt measured at fair value

(2) CTA: Currency translation adjustment

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Outlook 2018 Adjusted costs expected to be € ~23bn, reflecting IBIT positive impact of delayed business sales Credit costs and litigation expense likely to increase in 2018, but remain well below peak levels Restructuring costs in 2018 expected to be similar to 2017 Highlights Prospects of interest rate normalisation set the stage for improved revenues Strong macro-economic backdrop with global economies performing well Continue to manage risk and balance sheet conservatively

Appendix Appendix

Appendix: Table of contents P&L details CRD4 – Leverage exposure and risk-weighted assets Loan book Impaired loans Value-at-Risk Assets under Management Headcount Appendix: Table of contents IFRS 9 impact Preliminary Additional Tier 1 payment capacity

Profit & Loss € m     Q4 2016 Q4 2016 ex FX(1) Q4 2017 Q4 2017 vs. Q4 2016 Q4 2017 vs. Q4 2016 ex FX(1) FY 2016 FY 2016 ex FX(1) FY 2017 FY 2017 vs. FY 2016 FY 2017 vs. FY 2016 ex FX(1) Net revenues 7,068 6,861 5,710 (19.2)% (16.8)%   30,014 29,760 26,447 (11.9)% (11.1)% Provision for credit losses (492) (485) (129) (73.7)% (73.3)% (1,383) (1,372) (525) (62.0)% (61.7)% Noninterest expenses (8,992) (8,595) (6,925) (23.0)% (19.4)% (29,442) (28,763) (24,633) (16.3)% (14.4)% of which: Adjusted costs(2) (6,181) (5,991) (6,340) 2.6% 5.8% (24,734) (24,299) (23,829) (3.7)% (1.9)% Income before income tax (2,416) (2,218) (1,345) n.m n.m. (810) (375) 1,289 n.m. n.m. Note: Figures may not sum due to rounding differences To exclude the FX effects the prior year figures were recalculated using the corresponding current year's monthly FX rates Total noninterest expenses excluding restructuring and severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims

Reported and adjusted costs € m, unless stated otherwise Reported and adjusted costs Noninterest expenses excl. compensation and benefits (in € bn) Adjusted costs 6,668 6,032 5,852 6,181 6,336 5,641 5,513 6,340 24,734 23,829 excludes: Impairment of goodwill and other intangible assets - 285 (49) 1,021 - 6 - 15 1,256 21 Litigation(1) 187 120 501 1,588 (31) (26) 140 131 2,397 213 Policyholder benefits and claims 44 74 167 88 - - - - 374 - Restructuring and severance 285 207 76 114 29 95 7 440 681 570 Cost / income ratio (reported) 89% 91% 87% 127%   86% 86% 84% 121%   98% 93% Compensation ratio (reported) 40% 40% 39% 40%   43% 44% 41% 58%   40% 46% 2016 2017 2016 2017 Note: Adjusted costs is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for the excluded items mentioned above. Figures may not sum due to rounding differences (1)Includes € 31m release of provisions for loan processing fees in Q4 2016 / FY2016 Compensation and benefits (in € bn)

Litigation update € bn, unless stated otherwise Litigation update Note:Figures may not sum due to rounding differences and reflect current status of individual matters and are subject to potential further developments including changes prior to the publication of the Annual Report Includes civil litigation and regulatory enforcement matters Litigation provisions(1) Contingent liabilities(1) Decrease due to settlement payments for major cases as well as releases for lower than expected settlements partially offset by builds for other cases Further progress in resolving legacy matters, including: Precious metals: Settlement reached with the CFTC USD ISDAFIX: Settlement reached with the CFTC € 0.5bn of the provisions reflect already achieved settlements or settlements-in-principle Includes possible obligations where an estimate can be made and outflow is more than remote but less than probable for significant matters Increase mainly driven by new claims filed in the Postbank takeover litigation

Provision for credit losses € m 2017 2016 133 129 304 79 525 259 Cost of risk DB Group(1) 0.39% 0.39% 0.44% 0.56% 0.12% 0.13% 0.14% 0.17% 0.16% 0.17% 0.21% 0.10% 0.12% 0.08% Cost of risk CIB(1) Cost of risk PCB(1) Provision for credit losses Note:Figures may not sum due to rounding differences. Provisions for credit losses in the Consolidation & Adjustments and Deutsche Asset Management segments are not shown on this chart but are included in the DB Group totals (1)Year-to-date provision for credit losses annualized as a % of total loan book 0.15% 0.12% 0.56% 0.17% 0.15% 0.12%

Net interest income sensitivity

Hypothetical +100bps parallel shift impact by business line and major currency, € bn



First year
Second year
EUR
USD
0.7
0.7
1.4
0.3
1.1
0.9
0.7
1.6
0.6
1.0
0.1
0.1
0.2
0.0
0.1
0.1
0.2
0.3
0.1
0.2
> 3M
≤ 3M
PCB
CIB
Group
Total (EUR + USD)
0.8
0.8
1.6
1.0
0.9
1.9

Note: Figures may not sum due to rounding differences; all estimates are based on a static balance sheet, excluding trading positions & Deutsche AM, and at constant exchange rates. The parallel yield curve shift by +100 basis points assumes an immediate increase of all interest rate tenors and no additional management action. Short term is calculated based on applying the shock only to tenors up to and including 3 months. The delta NII shown is the difference between projected NII in the scenario with shifted rates vs unchanged rates. Figures do not include MtM/OCI effects on centrally managed positions not eligible for hedge accounting

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Q4 & FY 2017 results
2 February 2018

24

Q4 2017     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments(1) CIB (733) (19) (1) (56) - PCB (659) - (429) 3 (12) Deutsche AM 115 - (10) (4) (3) C&A (67) 54 - (74) - NCOU - - - - - Group (1,345) 35 (440) (131) (15)             Q4 2016     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments(1) CIB (433) (212) (31) (192) - PCB 700 - (78) 3(2) - Deutsche AM (753) - (2) 1 (1,021) C&A (425) (127) 12 (49) - NCOU (1,504) - (15) (1,350) - Group (2,416) (339) (114) (1,588) (1,021) IBIT detail € m IBIT detail – Q4 Note:Figures may not sum due to rounding differences Impairment of goodwill and other intangible assets Includes € 31m release of provisions for loan processing fees

IBIT detail - FY FY 2017     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments(1) CIB 877 (348) (152) (44) (6) PCB 382 - (399) (53) (12) Deutsche AM 725 - (18) (5) (3) C&A (695) (164) (2) (112) - NCOU - - - - - Group 1,289 (513) (570) (213) (21)             FY 2016     IBIT DVA and own credit spreads Restructuring and severance Litigation Impairments(1) CIB 1,705 27 (391) (608) (285) PCB 1,439 - (204) (56)(2) - Deutsche AM (206) - (69) - (1,021) C&A (541) 25 6 18 - NCOU (3,207) - (23) (1,750) 49 Group (810) 52 (681) (2,397) (1,256) IBIT detail € m Note:Figures may not sum due to rounding differences Impairment of goodwill and other intangible assets Includes € 31m release of provisions for loan processing fees

Reconciliation from Deutsche AM reported segment to adjusted DWS standalone

FY 2017 and FY 2016

	Deutsche AM Reported 2017	Perimeter adjustments: Abbey Life	Perimeter adjustments: Sold & discontinued business[1]	Perimeter adjustments: Other perimeter adjustments[2]	DWS standalone reported 2017 (pro forma)	Adjustments: DB Group definition[3]	Adjustments: DWS specific[4]	Adjusted DWS standalone 2017 (pro forma)
Net revenues (€m)	2,532	0	(53)	29	2,509	-	(52)	2,456
Noninterest expenses (€m)	(1,806)	1	60	20	(1,726)	16	-	(1,711)
IBIT (€m)	725	1	7	49	782	16	(52)	746
AuM (€bn)	702	-	(2)	-	700	-	-	700
FTE (#)	3,803	-	(32)	131	3,901	-	-	3,901

	Deutsche AM Reported 2016	Perimeter adjustments: Abbey Life	Perimeter adjustments: Sold & discontinued business[1]	Perimeter adjustments: Other perimeter adjustments[2]	DWS standalone reported 2016 (pro forma)	Adjustments: DB Group definition[3]	Adjustments: DWS specific[4]	Adjusted DWS standalone 2016 (pro forma)
Net revenues (€m)	3,015	(537)	(105)	43	2,415	-	(58)	2,357
Noninterest expenses (€m)	(3,220)	1,474	73	(95)	(1,769)	199	(78)	(1,647)
IBIT (€m)	(206)	937	(32)	(52)	647	199	(137)	709
AuM (€bn)	706	-	(17)	-	689	-	-	689
FTE (#)	3,888	-	(169)	141	3,860	-	-	3,860

Note: Figures may not sum due to rounding differences
(1) Sold and discontinued business includes the previously announced sales of the India asset management business, Luxembourg-based Sal. Oppenheim asset servicing business, the U.S. Private Equity Access Fund platform and other portfolio measures
(2) Includes adjustments for treasury allocations, infrastructure services and functions plus the AM related business within former AM non-core business unit (AM NCOU)
(3) Adjustments for a litigation case which was settled in 2017, restructuring and severance
(4) Adjustments for HETA valuation impact, an insurance recovery from a litigation matter and the 'Fokus Bank' case

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Q4 & FY 2017 results
2 February 2018
27

Preliminary Additional Tier 1 (AT1) payment capacity
€ m

	2017 unaudited	2016	2015	Comments
Available Distributable Items	~500	514	234	HGB result driving ADI number
Tier 1 interest expense add-back[(1)]	694	724	858	Adds back prior year interest expenses for legacy and CRR-compliant Additional Tier 1 instruments
AT1 payment capacity[(2)]	**~1,200**	**1,238**	**1,092**	Relevant for payment of CRR-compliant Additional Tier 1 instruments. Legacy Tier 1 coupons in 2018 supported by call of legacy Tier 1 instruments in January 2018
Requirements for AT1 coupon payments	**(320)**	(331)	(353)	2017 estimated payment capacity approx. 4x covers the € 320m of CRR-compliant AT1 coupons on 30 April 2018. Annual payments vary with prevailing FX rates
Other available reserves				
General reserves[(3)]	1,250	950	450	Typically available to absorb additional losses to support ADI, change in reserve subject to Management Board decision
Trading related special reserve[(4)]	1,476	1,476	1,476	Generally only available to neutralize net loss at year end

Note: Payment capacity for Deutsche Bank's legacy and CRR-compliant Additional Tier 1 instruments is based on DB AG's HGB stand-alone accounts under German GAAP which differ from the group consolidated IFRS financial statements

(1) Unlike IFRS, German GAAP considers interest payments on both legacy and CRR-compliant Additional Tier 1 instruments as interest expenses which reduces the HGB Distributable Profit in the year recognized

(2) Payment test and payment requirements applicable for CRR-compliant Additional Tier 1 instruments only

(3) Fund for general banking risks according to section 340g of the German Commercial Code

(4) Trading related special reserve according to section 340e of the German Commercial Code

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Q4 & FY 2017 results
2 February 2018

28

Preliminary Day 1 impact of IFRS 9

Shareholders Equity



€ bn
Classification & measurement
Impairments
(0.2)
(0.8)
(0.9)
0.2
0.1
0.2
(0.1)
(0.6)
(0.7)
IFRS 9 impact pre-tax
Tax impact
After-tax impact on Shareholders Equity

- IFRS 9 introduction
  - changes accounting classification of certain portfolios/positions
  - accelerates provisioning of credit losses taking into account forward looking information. Impact reflects current favourable credit environment
- Higher provisions / classification & measurement effects reduce shareholder equity partially offset by tax impact

CET 1



€ bn
Total impact
(6)bps
(2)bps
(8)bps
(0.1)
(0.6)
(0.7)
0.5
(0.1)
(0.1)
(0.2)
0.5
0.1
0.4
Gross CET1 impact from IFRS9
Expected loss shortfall
CET 1 capital impact
Additional DTA RWA

- CET 1 capital impact of post tax adjustment offset by reversal of current expected loss shortfall
- RWA increase due to higher DTA on temporary differences
- Overall CET 1 ratio effect ~8 bps
- DB will not apply transitional rules

Note: Figures may not sum due to rounding differences; amounts are still estimates and can change due to final decisions on classification and measurement, market movements and final parameter calibrations as the Group completes its IFRS 9 implementation program

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Investor Relations
Q4 & FY 2017 results
2 February 2018
29

Leverage exposure and risk-weighted assets CRD4, fully loaded, € bn Leverage exposure vs. RWA(1) 250 64 64 31 Dec 2017 (3) (2) 31 Dec 2017 31 Dec 2017 30 Sep 2017 CRD4 – Leverage exposure RWA Leverage exposure and RWA Note:Figures may not sum due to rounding differences RWA excludes operational risk RWA of € 91.6bn Excludes any related market risk RWA which has been fully allocated to non-derivatives trading assets Lending commitments and contingent liabilities

Loan book € bn Note:Figures may not sum due to rounding differences; loan amounts are gross of allowances for loan losses 2016 2017 30-Jun 414

Impaired loans(1) Period-end, € bn 2016 2017 61% 61% 61% 61% 64% 64% 62% 63% 58% 61% 61% 61% 62% 59% 60% 62% 60% 63% 60% 61% 59% Cov. ratio Group(3) Cov. ratio CIB Cov. ratio PCB x.x% 1.7% 1.8% 1.8% 1.7% 1.7% 1.7% Impaired loan ratio Deutsche Bank Group(2) 1.8% Impaired loans Note:Figures may not sum due to rounding differences IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status Impaired loans in % of total loan book Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed 63% 62% 63% 1.5%

Sales & Trading revenues € 1.2bn € 0.9bn Value-at-RiskDB Group, 99%, 1 day, € m unless stated otherwise (1)Stressed Value-at-Risk is calculated on the same portfolio as VaR but uses a historical market data from a period of significant financial stress (i.e. characterized by high volatilities and extreme price movements) Average VaR Stressed VaR(1) Q4 2016 Q4 2017 Æ 27 Æ 32 Æ 78 Æ 76 Æ 25 Æ 67 Q1 2017 Æ 32 Æ 83 Q2 2017 Q3 2017 Æ 30 Æ 81

Assets under Management / Client Assets – PCB
€ bn

	FY2015	Q1 2016	Q2 2016	Q3 2016 [3]	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Assets under Management	583	558	557	514	501	508	504	505	506
Assets under Administration [1]	188	187	194	189	194	198	201	206	217
Client Assets	771	744	751	703	694	706	705	711	722
Breakdown of Assets under Management	583	558	557	514	501	508	504	505	506
Private & Commercial Clients (PCC)	**213**	**205**	**204**	**205**	**207**	**213**	**213**	**214**	**215**
therein: PCC Germany	144	138	138	138	141	145	146	147	148
therein: PCC International	69	67	67	67	66	67	67	67	67
Postbank	**80**	**78**	**77**	**77**	**77**	**76**	**76**	**76**	**77**
Wealth Management (WM) [2]	**290**	**274**	**276**	**233**	**216**	**219**	**215**	**215**	**214**
therein: Americas	88	80	82	41	35	34	31	30	30
therein: Asia-Pacific	51	49	49	50	45	48	47	48	49
therein: EMEA ex GY	65	61	60	56	50	48	48	47	45
therein: Germany	87	84	86	86	85	89	90	91	90
Breakdown of Client Assets	771	744	751	703	694	706	705	711	722
Private & Commercial Clients (PCC)	**282**	**273**	**275**	**276**	**278**	**285**	**289**	**292**	**297**
therein: PCC Germany	194	188	190	190	194	199	203	206	211
therein: PCC International	88	85	85	85	84	86	86	86	86
Postbank	**115**	**114**	**115**	**115**	**117**	**117**	**118**	**119**	**120**
Wealth Management (WM) [2]	**374**	**357**	**361**	**312**	**300**	**304**	**299**	**300**	**304**
therein: Americas	119	111	113	66	62	61	57	56	57
therein: Asia-Pacific	51	49	49	50	45	48	47	48	49
therein: EMEA ex GY	73	70	68	62	58	56	55	54	53
therein: Germany	131	127	131	134	135	140	140	142	146
Net flows - Assets under Management	**3**	**(6)**	**(3)**	**(10)**	**(24)**	**2**	**3**	**(0)**	**(0)**
Private & Commercial Clients (PCC)	(1)	(2)	0	(3)	(3)	2	2	0	0
Postbank	0	(1)	(1)	(1)	(0)	(1)	(0)	(0)	0
Wealth Management (WM)	5	(3)	(2)	(7)	(21)	1	1	(0)	(1)

Note: Figures may not sum due to rounding differences
(1) Assets under Administration include assets over which DB provides non investment services such as custody, risk management, administration and reporting (including execution only brokerage) as well as current accounts / non-investment deposits
(2) Regional view is based on a client view
(3) Q3 2016 decline includes PCS deconsolidation impact of € (37)bn (affects both PCB and WM)

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Q4 & FY 2017 results
2 February 2018
34

Assets under Management – Deutsche AM € bn Q4 2016 decline includes Abbey Life deconsolidation impact Assets Under Management / Client Assets – AM Note: Figures may not sum due to rounding differences; retail / institutional split was revised for periods prior to Q4 2016 due to methodology change in mapping clients FY 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Assets under Management 744 711 719 715 706 723 711 711 702 Regional therein: Americas 233 214 216 206 210 212 197 195 193 therein: Asia-Pacific 42 38 41 42 38 41 39 38 38 therein: EMEA ex GY 195 192 192 191 179 184 180 181 173 therein: Germany 274 268 271 276 279 286 295 297 298       Client View therein: Retail 333 314 315 314 316 327 320 321 319 therein: Institutional 411 398 404 401 390 396 391 390 383 Breakdown of net flows 18 (12) (9) (8) (13) 5 6 4 1 Regional therein: Americas (1) (11) (5) (8) (7) 2 (4) 2 0 therein: Asia-Pacific 1 0 0 1 (0) 2 0 0 (0) therein: EMEA ex GY 9 (3) (4) (1) (5) 1 1 (1) (1) therein: Germany 8 1 1 (0) (1) (0) 9 2 2 Client View therein: Retail 32 (3) (4) (7) (8) 3 3 (0) 3 therein: Institutional (14) (9) (5) (1) (4) 2 2 4 (2)

Group headcount Full-time equivalents, at period end Group headcount   31 Dec 2016 31 Mar 2017 30 Jun 2017 30 Sep 2017 31 Dec 2017 31 Dec 2017 vs. 31 Dec 2016 CIB 17,129 16,703 16,284 16,801 17,251 122 PCB 45,045 44,651 44,130 43,671 43,460 (1,584) Deutsche AM 3,888 3,823 3,799 3,842 3,803 (86) NCOU 116 - - - - (116) Infrastructure 33,565 33,000 32,438 32,502 33,020 (545) Total 99,744 98,177 96,652 96,817 97,535 (2,210) Note: Figures may not sum due to rounding differences

Cautionary statements The figures in this presentation are preliminary and unaudited. Our Annual Report 2017 and SEC Form 20-F are scheduled to be published on 16 March 2018. This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2017 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the Q4 2017 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir. Cautionary statements